SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[X]  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
   OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended January 31, 2010
or

[  ]  TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d)
   OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to _________

Commission file number 001-007763

A.  Full title of the plan and address of the plan, if different from that of the issuer named below:

Met-Pro Corporation Employee Stock Ownership Plan

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Met-Pro Corporation
160 Cassell Road
PO Box 144
Harleysville, PA 19438

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

CONTENTS

Contents

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator
Met-Pro Corporation
Salaried Employee Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of the Met-Pro Corporation Salaried Employee Stock Ownership Plan as of January 31, 2010, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of January 31, 2010, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedules of assets (held at end of year) as of January 31, 2010 and reportable (5%) transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedules are the responsibility of the Plan's management.  The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Marcum LLP
Marcum LLP

Bala Cynwyd, PA
July 28, 2010

Contents

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

Participants and Administrator
Met-Pro Corporation Salaried Employee
Stock Ownership Plan

We have audited the accompanying statement of net assets available for benefits of the Met-Pro Corporation Salaried Employee Stock Ownership Plan as of January 31, 2009, and the related statement of changes in net assets available for benefits for the year then ended.  These financial statements are the responsibility of the Plan's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Met-Pro Corporation Salaried Employee Stock Ownership Plan as of January 31 2009, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

/s/Margolis & Company P.C
Margolis & Company P.C.

Bala Cynwyd, PA
June 26, 2009

Contents

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

JANUARY 31, 2010 AND 2009

	2010	2009

Assets

Investments	$2,898,373	$3,465,994
Cash	273	118

Net Assets Available for Benefits	$2,898,646	$3,466,112

The accompanying notes are an integral part of these financial statements.

Contents

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED JANUARY 31, 2010 AND 2009

	2010	2009

Investment (Loss) Income
Dividends	$61,432	$58,793
Realized gain on sale of investments	99,931	113,746
Net (depreciation) appreciation in market
value of investments	(579,079)	70,525

Total Investment (Loss) Income	(417,716)	243,064

Deductions
Benefits paid to participants	149,746	188,488
Other expenses	4	-

Total Deductions	149,750	188,488

Net (Decrease) Increase	(567,466)	54,576

Net Assets Available for Benefits
Beginning of year	3,466,112	3,411,536

End of year	$2,898,646	$3,466,112

The accompanying notes are an integral part of these financial statements.

Contents

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JANUARY 31, 2010 AND 2009

Note 1 - Description of Plan

The following brief description of the Met-Pro Corporation ("the Company") Salaried Employee Stock Ownership Plan ("the Plan") is provided for general information purposes only.  Participants should refer to the plan agreement for a more complete description of the Plan's provisions.

General

The Plan covers all salaried employees who work at least 1,000 hours per year and have attained the age of 21.

Contributions

The Company may, at its discretion, contribute from time to time either cash or shares of the Company's common stock.  The Company is not required to make a contribution in any given plan year.

Participant Accounts

Each participant's account is credited with an allocation of (a) the Company's contribution and (b) dividends.  Allocations are based on participants' earnings or account balances, as defined.

The net assets available for benefits at January 31, 2010 and 2009, allocated for the accounts of persons who as of or prior to that date had withdrawn from participating in the earnings and operations of the Plan, amounted to $151,000 and $265,000, respectively.

Vesting

The cash and common stock allocated to a participant's account are fully vested upon eligibility for the Plan.

Payment of Benefits

The vested portion of the amount allocated to a participant's account is distributed to a participant, solely in shares of stock of the Company, within sixty days after the end of the plan year in which a termination event, as defined, occurs.  Benefits are recorded when paid based on quoted price of shares at date of distribution.

Contents

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JANUARY 31, 2010 AND 2009

Note 1 - Description of Plan (continued)

Plan Termination

In the event that the Plan is terminated, net assets would be allocated among the participants and eligible beneficiaries in the order provided by the Employee Retirement Income Security Act of 1974 (ERISA).  Although it has not expressed an intent to do so, the sponsor may terminate the Plan at any time.

Concentrations

Substantially all of the Plan's assets are invested in Met-Pro Corporation common stock.

Note 2 - Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting except for participant benefit payments.

Investment Valuation and Income Recognition

The Plan's assets consist principally of Met-Pro Corporation common stock and are stated at fair value based on the quoted market price as reported by the New York Stock Exchange.

Purchases and sales of securities are recorded on a trade-date basis.  Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Contents

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JANUARY 31, 2010 AND 2009

Note 2 - Summary of Significant Accounting Policies (continued)

Fair Value Measurements

The Plan adopted Statement of Financial Accounting Standards Board accounting guidance codified in Accounting Standards Codification Topic 820, “Fair Value Measurements and Disclosures” ("ASC 820"), effective February 1, 2008 for all financial assets.  The adoption of ASC 820 was not material to the Plan's financial statements or results of operations. ASC 820 defines fair value, establishes a framework for measuring fair value in applying generally accepted accounting principles, and expands disclosures about fair value measurements.  ASC 820 identifies two kinds of inputs that are used to determine the fair value of assets and liabilities:  observable and unobservable.  Observable inputs are based on market data or independent sources while unobservable inputs are based on the Plan's own market assumptions.  Once inputs have been characterized, ASC 820 requires entities to prioritize the inputs used to measure fair value into one of the three broad levels.

ASC 820 applies whenever an entity is measuring fair value under other accounting pronouncements that require or permit fair value measurement and requires the use of observable market data when available.  As of January 31, 2010, the Plan did not have any financial assets or liabilities that were measured using Level 2 or Level 3 inputs.

The following table provides fair value measurement information for the Plan's major categories of financial assets measured on a recurring basis:

Level 1 Fair Value Measurements

The fair value of Met-Pro Corporation common stock is based on net asset values of the shares held by the Plan at year end.  The fair value of the Met-Pro Corporation common stock is based on quoted market prices.

Contents

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JANUARY 31, 2010 AND 2009

Note 2 - Summary of Significant Accounting Policies (continued)

Fair Value Measurements

The following table provides fair value measurement information for the Plan’s major categories of financial assets measured on a recurring basis:

		Fair Value
		Measurement Using:

		Quoted Prices in
		Active Markets for
		Identical Assets
	Fair Value	(Level 1)
Assets
Investments:
Met-Pro Corporation common stock:
January 31, 2010	$2,898,373	$2,898,373
Investments:
Met-Pro Corporation common stock:
January 31, 2009	$3,465,994	$3,465,994

Recently Issued Accounting Pronouncement

The FASB has issued Accounting Standards Update (ASU) No. 2010-06, “Fair Value Measurements and Disclosures (Topic 820):  Improving Disclosures about Fair Value Measurements”.  This ASU requires some new disclosures and clarifies some existing disclosure requirements and clarifies some existing disclosure requirements about fair value measurement as set forth in Codification Subtopic 820-10.  ASU 2010-06 amends Codification Subtopic 820-10 and now requires a reporting entity to use judgment in determining the appropriate classes of assets and liabilities and to provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.  ASU 2010-06 is effective for interim and annual reporting periods beginning after December 15, 2009.  As this standard relates specifically to disclosures, the adoption will not have an impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

Contents

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JANUARY 31, 2010 AND 2009

Note 3 - Investments

The Plan's investments as of January 31 representing 5% or more of the Plan's assets are as follows:

	2010		2009
		Current		Current
	Cost	Value	Cost	Value
Met-Pro Corporation common
stock, 309,325 and 316,240
shares for 2010 and 2009,
respectively	$1,133,312	$2,898,373	$1,121,854	$3,465,994

Note 4 - Income Tax Status

The Plan has received a favorable determination from the Internal Revenue Service dated November, 2002 indicating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code and is exempt from federal income taxes.  The Plan has been subsequently amended.  The Plan has applied to renew its favorable status with the Internal Revenue Service.  The plan administrator and the Plan's tax counsel believe that the Plan is currently designed and operated in compliance with applicable requirements of the Internal Revenue Code.

Note 5 - Administration of Plan Assets

Certain fees of the Plan are paid by the Plan’s sponsor.  Certain administrative functions are performed by employees of the Company.  No employees received compensation from the Plan.

Note 6 - Related Party Transactions

The Plan's investments are shares of Plan's sponsor common stock.  These transactions qualify as party-in-interest transactions. The investments with Met-Pro Corporation were $2,898,373 and $3,465,994 at January 31, 2010 and 2009, respectively.  Purchases and sales of shares were 6,747 and 13,662 for the year ended January 31, 2010, respectively, and 5,271 and 3,643 for the year ended January 31, 2009, respectively.

Contents

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEAR ENDED JANUARY 31, 2010 AND 2009

Note 7 - Risks and Uncertainties

Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participant account balances and the amounts reported in the statement of net assets available for benefits.

Note 8 - Subsequent Events

Management evaluated subsequent events occurring through July 28, 2010, the date that the accompanying financial statements were available to be issued, and determined that there were no events or transactions which require recognition or disclosure in the financial statements.

Contents

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

EIN: 23-1683282
PLAN #004
SCHEDULE H, ITEM 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
JANUARY 31, 2010

(a)	(b)	(c)	(d)	(e)

Description of Investment
	Identity of Issue,	Including Maturity Date,
	Borrower, Lessor	Rate of Interest, Collateral,		Current
	or Similar Party	Par or Maturity Value	Cost	Value

*	Met-Pro Corporation	309,325 shares of common stock,	$1,133,312	$2,898,373
$.10 par value

* Party-in-Interest

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MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

EIN: 23-1683282
PLAN #004
SCHEDULE H - ITEM 4j - SCHEDULE OF REPORTABLE (5%) TRANSACTIONS
FOR THE YEAR ENDED JANUARY 31, 2010

(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)

Current
					Expense		Value of
	Description of Asset				Incurred		Asset on
Identity	(Including Interest				with	Cost	Trans-
of Party	Rate and Maturity	Purchase	Selling	Lease	Trans-	of	Action	Net
Involved	in Case of a Loan)	Price	Price	Rental	Action	Asset	Date	Gain

Met-Pro	13,663 shares of Met-Pro	$49,815	$149,746			$49,815	$149,746	$99,931
Corporation	Corporation common stock

Contents

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934,  the Plan administrator has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Met-Pro Corporation Employee Stock Ownership Plan

Date: July 28, 2010	By: /s/ Gary J. Morgan
Gary J. Morgan
Senior Vice President - Finance

Contents

MET-PRO CORPORATION

SALARIED EMPLOYEE STOCK OWNERSHIP PLAN

Exhibit Index

Exhibit Number	Description
23.1	Consent of Independent Registered Public Accounting Firm - Marcum LLP

23.2	Consent of Independent Registered Public Accounting Firm - Margolis & Company P.C.